SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No.- -)*



                             AgFeed Industries, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    932353105
                                 (CUSIP Number)


                         Resident Agents of Nevada, Inc.
                              711 S. Carson Street,
                              Carson City, NV 89701
                               Tel (775) 882-4641

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 6, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), or Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 932353105

1.   Names of Reporting Persons
     Good Energy Enterprise, Ltd.
     I.R.S. Identification Nos. of above persons (entities only)
     Not Applicable

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions) (a)  (b)

3.   SEC Use Only

4.   Source of Funds (See Instructions) 00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization    British Virgin Islands

Number of               7.       Sole Voting Power
Shares                           2,228,541
Beneficially            8.       Shared Voting Power
Owned by Each
Reporting               9.       Sole Dispositive Power
Person With                      2,228,541
                       10.       Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,228,541

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11) 8.67%

14.  Type of Reporting Person (See Instructions)  CO

1. Security and Issuer

Common stock of AgFeed Industries, Inc., with its principal executive office at:
1095 Qing Lan Avenue, Economic and Technical Development Area, NanChang City, Jiangxi Province, China 330013

2. Identity and Background a. Good Energy Enterprise, Ltd.

b. 601# 1 Gate, 9th Building, Shangyin-Yuan, Star River Panyu District, Guangzhou,China 510000

c. 601# 1 Gate, 9th Building, Shangyin-Yuan, Star River Panyu District, Guangzhou,China 510000

d. During the last 5 years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

e. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

f. The reporting person is a citizen of People's Republic of China

3. Source and Amount of Funds or Other Consideration

The reporting person acquired the shares of common stock of AgFeed Industries, Inc. for no consideration in a private gifting transfer from Leader Industrial Development Ltd.

4. Purpose of Transaction

The reporting person acquired the shares in a private gifting transfer.

The shares were acquired for purposes of investment.

5. Interest in Securities of the Issuer.

As of April 6, 2007, as a consequence of the transfer described above, the reporting person beneficially owns 2,228,541 shares of common stock or 8.67% of the outstanding shares.

6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

7. Material to be Filed as Exhibits.

None.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2007

                           Good Energy Enterprise Ltd.

                           By:  /s/  Chang Jian Sheng
                                    ---------------------
                                     Chang Jian Sheng